                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2000




                               724 SOLUTIONS INC.




                          4101 Yonge Street, Suite 702
                        Toronto, Ontario, Canada M2P 1N6
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F         X         Form 40-F
                                ----------              ----------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                  Yes                 No      X
                      ----------         ----------
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-      N.A.
                      -------------

                               724 SOLUTIONS INC.
                                    Form 6-K

                                TABLE OF CONTENTS


                                                                           Page
                                                                           ----
724 Solutions Inc. Summary Financial Information for the Three Months
Ended March 31, 2000                                                         2

Signatures


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FOR IMMEDIATE RELEASE

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ray McManus             Stephen Rouse
724 Solutions Inc.      Maverick for 724 Solutions
416-228-8191            416-640-5518
rmcmanus@724.com        stephenr@maverickpr.com


            724 SOLUTIONS INC. REPORTS GAINS IN FIRST QUARTER REVENUE

TORONTO, ON. (APRIL 25, 2000) - 724 Solutions Inc. (NASDAQ: SVNX and TSE:
SVN), a leading internet infrastructure developer whose technology enables financial institutions to offer their customers secure, personalized financial services on a wide range of wireless devices, today reported results for the three months ended March 31, 2000. All financial information is expressed in U.S. dollars.

Net revenue, after stock-based compensation, increased to $3.1 million in the quarter, from $0.4 million in the fourth quarter of 1999 and $51,000 in the first quarter of 1999. The main component of this revenue growth, license fees from the use of its software product by its bank customers, increased to $2.8 million compared with $0.4 million in the previous quarter and $0.5 million in the first quarter of 1999. During the quarter, the Company began to recognize license fees from Bank of America, Citigroup and Wells Fargo, in addition to Bank of Montreal, its first customer. In addition, the Company began to see meaningful services revenue growth for its consulting, implementation and maintenance services.

Greg Wolfond, Chairman and CEO of 724 Solutions, said: "From our perspective, a key achievement was the continuation of strong sequential revenue growth. We continue to aggressively market our unique technology to other leading financial institutions, on a worldwide basis, and have rapidly built an international infrastructure to accomplish this. Q1 has been a milestone for us - we acquired ezlogin.com adding powerful value added services to our Financial Services Platform and entered new markets with Claritybank.com, we cemented key relationships with Ericsson and Motorola, and formed a relationship with MasterCard to jointly develop secure payment solutions and standards."

In order to further its growth, the Company continued to increase expenditures for research and development, sales and marketing and general and administrative expenses. Total operating expenses for the quarter rose to $12.2 million from $7.4 million in the previous quarter and from $1.7 million in the first quarter of 1999. Because of the Company's revenue growth and efficiencies gained from this growth, each of these of types of expenses declined as a percentage of net revenue.

EBITDA* was a loss of $7.9 million, compared with a loss of $6.4 million in the previous quarter and a loss of $1.5 million for first quarter 1999. The Company's net loss was $6.9 million, compared with a loss of $6.3 million in the fourth quarter of 1999 and a loss of $1.6 million in the first quarter of 1999. The net loss per share was $0.20, compared with a loss per share of $0.23 and $0.14 for the fourth quarter and first quarter of 1999, respectively. Average shares

                                                                              1
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outstanding were 34.0 million in the first quarter of 2000, 27.6 million in the fourth quarter of 1999, and 11.4 million in the first quarter of 1999.

At the end of the first quarter the Company had $229.4 million of cash on hand, including $166.9 million net proceeds from its initial public offering, which is expected to be sufficient to meet its working capital and capital expenditure needs for at least the next 12 months.

724 SOLUTIONS - SUMMARY RESULTS OF OPERATIONS (UNAUDITED)
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                      Three months ended March 31, 2000
                                                           -----------------------------------------------------
                                                            March 31,        December 31,            March 31,
                                                                 2000                1999                 1999
                                                           -----------         -----------           -----------
                                                           (Unaudited)         (Unaudited)           (Unaudited)
Revenue:
     Product                                               $    2,762         $       383           $      548
     Less stock-based compensation
       related to product                                        (248)               (371)                (531)
     Services                                                     597                 381                   34
                                                           ----------         -----------           ----------
                                                                3,111                 393                   51

Operating expenses:
     Cost of revenue                                            1,953               1,037                    -
     Research and development                                   4,423               2,598                1,093
     Sales and marketing                                        2,449               1,468                  207
     General and administrative                                 2,218               1,726                  283
     Depreciation and amortization                                317                 507                  100
     Stock-based compensation
       related to stock options                                   843                  41                   27
                                                           ----------         -----------           ----------
                                                               12,203               7,377                1,710
                                                           ----------         -----------           ----------

Loss from operations                                           (9,092)             (6,984)              (1,659)

Interest income                                                 2,237                 703                   61

Equity in losses of affiliate                                     (66)                  -                    -
                                                           ----------         -----------           ----------

Net loss                                                   $   (6,921)        $    (6,281)          $   (1,598)
                                                           ==========         ===========           ==========

Basic and diluted net loss per share                       $    (0.20)        $     (0.23)          $    (0.14)
                                                           ==========         ===========           ==========

Weighted average shares used in computing basic
   and diluted net loss per share (in thousands)               34,037              27,557               11,429
                                                           ==========         ===========           ==========

EBITDA*                                                    $   (7,932)        $    (6,436)          $   (1,532)
                                                           ==========         ===========           ==========

* Earnings before interest, taxes, depreciation and amortization, stock-based compensation relating to stock options, and before equity losses in affiliate. EBITDA is presented here to provide additional information about our ability to meet our future capital expenditures and working capital requirements. EBITDA is not a measure of financial performance under generally accepted accounting principles.


SUMMARY BALANCE SHEET:
Cash                                                         $224,902              $65,287                  $3,473
Total assets                                                  235,177               73,242                   4,462


                                                                             2
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Current liabilities                                            14,479               11,074                   1,368
Shareholders equity                                           220,698               62,168                   3,094

NOTE TO EDITORS: Attached is a summary of recent developments germane to a more complete understanding of the Company's present growth mode. First quarter highlights included:

     - On February 2, 2000, we completed an initial public offering of 6,900,000 shares, which are listed on the NASDAQ National Market
          (SVNX) and The Toronto Stock Exchange (SVN).

     -    We opened offices in London, Sydney and Tokyo.

     - Our focus on strategic alliances and supporting industry standards continued in the first quarter. We are working with:

          - Motorola to enable 724 Solutions to deploy our financial software applications in a variety of Internet-enabled Motorola wireless devices;

          - Ericsson on devices, wireless infrastructure and standards, and secure payment between financial institutions, merchants and consumers;

          - Baltimore Technologies to extend e-security to mobile transactions, and Mobile Commerce and WAP Security Seminars;

          - MasterCard to join their Global Mobile Commerce Team to jointly develop secure payment solutions and standards to facilitate mobile transactions, and to incorporate payment transaction functionality based on MasterCard's family of payment programs into the 724 Solutions Financial Services Platform.

     - Bank of Montreal continues to rollout its Veev service to its affiliates, most recently offering the service to its online trading arm, Investorline. Also, following the December 1999 launch of a controlled market trial of Harris Bank's wireless banking services, saw Harris Bank enter its second phase of the market trial by enrolling its first customers in March 2000.

     - In a continuation of our work with Bank of Montreal and its Veev service, 724 Solutions announced in March that Indigo.ca would offer wireless shopping capability to its customers. The service went live in April and Indigo.ca customers can now browse reviews and purchase books from a series of bestseller lists using their Bell Mobility mobile phones. We expect that, within the next six months, Indigo.ca will be able to offer its entire online inventory on wireless Internet-enabled devices.

     - We announced a series of firsts with Claritybank.com. Not only is it the first exclusively online bank to deploy our technology, Claritybank.com is also one of the first U.S. national banks planning to offer wireless service to its entire customer base, and our first customer to utilise our application hosting services. This marks the beginning of our relationship with Exodus Communications to offer application-hosting services to our customers.

     - We purchased a one-third interest in Maptuit.com Inc. for US$750,000 in cash. Maptuit is a privately held Canadian company that develops directional mapping software and provides on-line directional services, mapping services and spatial relational search services to its customers. We intend to offer Maptuit's services as additional content for users of our 724 Solutions Financial Services Platform.

     - On March 24, we acquired Internet messaging gateway developer Yrless Internet Corporation of Oakville, Ontario, for approximately US$ 5.7 million payable over three years. Yrless' software will help speed up our customers' deployment of the 724 Solutions Financial Services Platform.

     - Consistent with our goal of bringing easy to use personalized value added services for our customers and reducing turn-on time, we entered into an agreement to acquire


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          ezlogin.com Inc., a leading provider of Internet infrastructure tools for user-driven personalization. The acquisition is expected to be completed by the end of the second quarter of 2000. We believe that ezlogin.com's aggregation technology will enhance the functionality of our Financial Services Platform, reducing turn-on time for banks and allowing users to view all of their financial information from various Web sites in one neat, easy-to-retrieve, consolidated page that requires only one sign-on and password.

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates" and similar expressions. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that technologies for the delivery of financial or e-commerce services over the Internet and wireless networks will not be developed or be attractive to consumers as anticipated; the risk that 724 Solutions will not successfully deploy or operate services based upon the 724 Solutions Financial Services Platform; and other risks outlined in 724 Solutions' SEC filings, and filings with Canadian Securities Administrators, including but not limited to 724 Solutions' registration statement on Form F-1, prospectuses, material change reports, annual information forms, information circulars or filings on Form 6-K. 724 Solutions does not undertake any obligation to update this forward-looking information, except as required under applicable law.


                                       ###

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        724 SOLUTIONS INC.


                                        By:      /s/ Christopher Erickson
                                                 ------------------------------
                                                 Name: Christopher Erickson
                                                 Title: President


Date: April 26, 2000
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